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Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated April 22, 2010
Relating to Preliminary Prospectus dated April 6, 2010
Registration Statement No. 333-162540

GLOBAL GEOPHYSICAL SERVICES, INC.

        This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus, subject to completion, dated April 6, 2010 relating to this offering (the "Preliminary Prospectus"), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-162540) relating to these securities. The information in this free writing prospectus updates and supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith, or prepared based on assumptions that are inconsistent with the information below. The most recent amendment to the Registration Statement can be accessed through the following link: http://sec.gov/Archives/edgar/data/1311486/000104746910003976/a2196144zs-1a.htm.

Revised Offering Size:

        The "Offering" on page 7 of the Preliminary Prospectus is revised as follows:

Issuer:	Global Geophysical Services, Inc.
Common stock offered by us:	7,000,000 shares
Common stock offered by the selling stockholders:	500,000 shares
Initial offering price to the public:	$12.00 per share
Underwriters' option to purchase additional shares:
We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 625,000 shares and 500,000 shares of common stock, respectively. We, the selling stockholders and the underwriters have agreed that, if the underwriters exercise their option to purchase additional shares, all 500,000 of such additional shares to be sold by the selling stockholders will be purchased prior to any such purchase of additional shares from the Company.
Use of proceeds:
We estimate that our net proceeds from this offering will be approximately $76.4 million after deducting underwriting discounts, fees and offering expenses. We estimate that our net proceeds from our Proposed Senior Notes Offering will be approximately $189.0 million after deducting the initial purchasers' discounts and offering expenses.
Additional Information:
The net proceeds to be used for general corporate purposes after repayment of indebtedness and expected capital expenditures during 2010 as referred to throughout the preliminary prospectus, is updated to approximately $11.4 million if we do not complete the Proposed Senior Notes Offering (and $18.3 million if the underwriters' exercise their option to purchase additional shares) and approximately $54.1 million if we do complete the Proposed Senior Notes Offering.

Shares Available for Future Sale:	Upon completion of this offering and assuming the exercise in full by the underwriters of their option to purchase additional shares from the selling stockholders, approximately 18,200,411 shares of our common stock will be held by persons who may be deemed to be our affiliates under the Securities Act. Taking into account the lock-up arrangements, following this offering, as described in "Underwriting," 28,377,570 shares of our common stock will become available for sale upon the expiration of the lock-up arrangements in transactions registered under the Securities Act or in accordance with Rule 144 (subject, in some cases, to volume limitations) promulgated under the Securities Act.

Revised Capitalization:

        Under the heading "Capitalization," on pages 31 and 32, the Preliminary Prospectus is revised as follows:

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2009:

  •
  on an as adjusted basis to give effect to this offering, the Stock Conversions and the application of proceeds from this offering; and

  •
  on a pro forma, as further adjusted basis to give effect to this offering, the Proposed Senior Notes Offering, the Stock Conversions and the application of proceeds from this offering and the Proposed Senior Notes Offering.

        You should read this table together with the sections of this prospectus entitled "Use of Proceeds," "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with our financial statements and related notes included elsewhere in this prospectus.

	At December 31, 2009
	Pro Forma, As Adjusted for this Offering		Pro Forma, As Further Adjusted for the Proposed Senior Notes Offering
	(in thousands, except for per share data)
	(unaudited)
Cash and cash equivalents(1)	$68,397		$111,090
Existing Revolving Credit Facility(2)	$—		$—
New Revolving Credit Facility	—		—
First Lien Term Loan Facility	88,900		—
Second Lien Credit Agreement	50,000		—
Senior Notes due 2017(3)	—		200,000
Other Debt(4)	8,053		628

Total Debt(5)	$146,953		$200,628

Stockholders' Equity:
Series A convertible preferred stock, $.01 par value: 50,000,000 shares authorized and 20,617,751 outstanding (historical); 5,000,000 shares authorized and no shares issued and outstanding (as adjusted)	$—		$—
Class A common stock, $.01 par value: 30,000,000 shares authorized and 3,709,100 outstanding (historical); no shares authorized, issued and outstanding (as adjusted)	—		—
Class B common stock, $.01 par value: 120,000,000 shares authorized and 4,471,021 outstanding (historical); no shares authorized, issued and outstanding (as adjusted)	—		—
Common stock, $.01 par value: no shares authorized (historical); 100,000,000 shares authorized and 35,877,570 shares outstanding (as adjusted)	359		359
Additional paid-in capital	236,754		236,754
Treasury stock: 9,296,629 shares (historical); 9,296,629 shares (as adjusted)	(94,385)		(94,385)
Accumulated deficit	(2,894	)(6)	(4,542	)(6)

Total stockholders' equity	$139,834		$138,186

Total capitalization	$286,787		$338,814

(1)
Cash and cash equivalents do not include approximately $5.3 million of restricted cash investments securing certain letters of credit.

(2)
We had no outstanding letters of credit issued under our Existing Revolving Credit Facility, resulting in $30.0 million available for borrowing under our Existing Revolving Credit Facility. Upon repayment of all of the indebtedness under our Existing Credit Facilities in connection with the Proposed Senior Notes Offering, we intend to terminate our Existing Revolving Credit Facility.

(3)
The Senior Notes due 2017 are shown at par value and exclude original issue discount.

(4)
Pro Forma, as adjusted balance as of December 31, 2009 includes capital lease obligations of approximately $2.1 million, approximately $5.4 million under our Construction Loan Agreement, and approximately $0.6 million of notes payable.

(5)
Excludes unamortized discount of approximately $2.1 million related to our Existing Credit Facilities.

(6)
Adjusted for a non-cash charge that will be incurred in connection with the repayment of indebtedness under the First Lien Term Loan Facility and the unamortized portion of the original issue discount thereon. In the event we do not complete the Proposed Senior Notes Offering, we will incur a non-cash charge of $0.5 million. In the event we complete this offering and the Proposed Senior Notes Offering, we will incur a non-cash charge of $2.1 million.

On October 16, 2009, the issuer filed a registration statement on Form S-1 with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates, which registration statement was declared effective on April 21, 2010. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-221-1037 (Credit Suisse) or 1-888-603-5847 (Barclays Capital Inc.).

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  Filed pursuant to Rule 433 Issuer Free Writing Prospectus dated April 22, 2010 Relating to Preliminary Prospectus dated April 6, 2010 Registration Statement No. 333-162540
GLOBAL GEOPHYSICAL SERVICES, INC.
CAPITALIZATION